

March 13, 2012

<u>Via E-mail</u>
Ms. Constance B. Moore
Chief Executive Officer
BRE Properties, Inc.
525 Market Street, 4th Floor
San Francisco, CA 94105-2712

      Re: BRE Properties, Inc.
             Form 10-K
             Filed February 17, 2012
             File No. 001-14306

Dear Ms. Moore:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 2. Properties, page 19</u>

<u>Multifamily Property Data, page 19</u>

1. We note that you disclose the change in same-store NOI on page 20 and discuss same-store NOI in your earnings release. Please tell us if you consider same-store NOI to be a key performance indicator, and if so, please disclose the measure in your 10-K with a reconciliation to the most comparable GAAP measure in accordance with Item 10(e) of Regulation S-K.

2. We note that "same-store" properties are defined as properties that have been completed, stabilized and owned by you for at least two twelve month periods. Please revise your disclosure to explain what is meant by "stabilized."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 me at (202) 551-3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief